October 17, 2018

Stephane Bancel
Chief Executive Officer
Moderna, Inc.
200 Technology Square
Cambridge, MA 02139

       Re: Moderna, Inc.
           Amended Draft Registration Statement on Form S-1
           Submitted October 9, 2018
           CIK No. 0001682852

Dear Mr. Bancel:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

General

1. We note your response to our prior comment 2. Please revise throughout the prospectus to remove assertions relating to product safety and efficacy. For example, refer to the following statements:
         "[a]lthough the tested doses demonstrated sufficient safety and tolerability to warrant further study. . . on page 3;
         "[o]f these ten clinical stage programs, all have demonstrated sufficient safety and tolerability in Phase 1 studies to warrant continued advancement within a trial or for
 Stephane Bancel
FirstNameInc.
Moderna, LastNameStephane Bancel
Comapany NameModerna, Inc.
October 17, 2018
Page 2
October 17, 2018 Page 2
FirstName LastName
             further development" on page 3;
             "[i]n preclinical studies for our systemic therapeutic development candidates that use our novel LNP systems, we have generally demonstrated safe, repeatable dosing" on page 132;
             "[w]e have repeatedly demonstrated safety and tolerability of our mRNA and LNP systems in several preclinical studies . . . on page 136;
             "[b]ased on data observed to date, five of five Phase 1 clinical trials have shown safety and tolerability that support advancement to further clinical development" on page
             146; and
             "[w]e have demonstrated preclinical efficacy in a PA mouse model in a long-term repeat dose study" on page 241.
2. We note that the forum selection provision in Section 8 of Exhibit 3.4 and described on page 77 of your filing identifies the Court of Chancery of the State of Delaware as the
         exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the
         Exchange Act, please ensure that the exclusive forum provision in your governing documents and the related filing disclosure states this clearly.
Overview
Our pipeline and progress, page 3

3. We note your response to our prior comment 3. In your response, you state that the undisclosed vaccine is a material part of your pipeline. Given this, please provide us with your analysis why you believe it is appropriate not to include material information about your product candidates. In the alternative, disclose what the vaccine is or remove it from the pipeline graphics throughout the prospectus.
Notes to Consolidated Financial Statements
Note 9: Redeemable Convertible Preferred Stock and Common Stock
Redeemable Convertible Preferred Stock, page F-59

4. On page F-59 you attribute the $22.39 per share fair value of Series H redeemable preferred stock to a third-party valuation that was contemporaneously performed. Please revise your disclosure to provide the name of this valuation specialist and provide their consent. Conversely, if you determined the fair value and in doing so considered or relied in part upon a report from an independent specialist, revise your disclosure to so indicate or to attribute the fair value determination to you. See Question
233.02 related to Rule
         436 of the Securities Act in the Compliance and Disclosure Interpretations related to
         Securities Act Rules.
 Stephane Bancel
Moderna, Inc.
October 17, 2018
Page 3

        You may contact Mark Brunhofer at (202) 551-3638 or Mary Mast at (202) 551-3613
if you have questions regarding comments on the financial statements and related matters.
Please contact Tonya K. Aldave at (202) 551-3601 or J. Nolan McWilliams at
(202) 551-3217
with anyother questions.



                                                        Sincerely,
FirstName LastNameStephane Bancel
                                                        Division of Corporation
Finance
Comapany NameModerna, Inc.
                                                        Office of Healthcare &
Insurance
October 17, 2018 Page 3
cc:       Gregg L. Katz, Esq.
FirstName LastName